Exhibit 99.3

Dear Enzo Biochem, Inc. Shareholder:

I’m writing to you as a nominee for election to the board of directors (the “Board”) of Enzo Biochem, Inc. (“Enzo” or the “Company”). I was nominated by one of Enzo’s largest shareholders, Roumell Asset Management, LLC (“Roumell”). I have no affiliations with either Enzo or Roumell and, if elected to the Board, would serve as an independent director.

Over the last 20 years, I have served as an independent director on seven public company boards. I have served on many board committees including a Strategy Committee, Nominating and Governance Committee, Compensation Committee, and Audit Committee, and have served as chairman of Audit Committees on five different public company boards. My management experience has included financial and operational roles in public companies for the last 25 years as a chief financial officer and chief executive officer.

My approach to board roles is generally industry agnostic and, as my experience indicates, I have worked in many different industries, including educational publishing, enterprise software, healthcare, financial services, maritime transportation, and technology, media and telecom. Overall, I would characterize my board and management experience as primarily working with undervalued, micro-cap public companies that are facing very challenging business and management situations, much like Enzo. Another attribute of these companies, similar to Enzo, is that they, for the most part, all had unhappy shareholder bases.

When I join a board of directors, I quickly assess the company’s business strategy, financial performance, corporate governance, management practices, and the management team structure and qualifications, especially the chief financial officer and chief executive officer. Since I usually join boards of directors as part of a shareholder’s campaign (with Starboard Value LP four times and Roumell once previously), I understand situations that require urgent change and my expectations are to commit significant time to my board role and to quickly facilitate results. Indeed, many of my board roles have resulted in chief executive officer transitions and strategic transactions that led to value accretion for shareholders.

As I have yet to meet any representatives from the Company, my initial assessment of Enzo is based on publicly available information. From the information that I have reviewed, I see several concerning financial challenges that the Company faces, including revenue growth stagnation; a cost structure that appears to be misaligned with revenues, resulting in operating losses; and concerns about liquidity needed to fund operations and future growth. From a stock price performance perspective, I believe that Roumell’s stock performance chart in the letter to shareholders issued on December 24, 2020 best depicts Enzo’s underperformance to its major industry competitors.1 Immediately upon joining the Board, I will request a Board-led effort to do a deep dive into Enzo’s cost structure and balance sheet to identify cost savings and working capital improvements with the objective of improving Enzo’s profitability and liquidity.

I am honored to be a part of Roumell’s slate alongside Matthew M. Loar, and we are excited to have the opportunity to improve Enzo’s performance. From my past board experiences, boards are most effective when there is a wide range of experiences from different disciplines among the

1 Available at www.saratogaproxy.com/Roumell

board members. I believe that Matt and I will strengthen the Board because of our wide range of experiences in finance and operations, as well as experiences in similar board settings. While I do not personally know the current Board members, I do believe the current directors lack the breadth of board qualifications and experience to address the current needs of the Company.

Upon joining the Board, I commit to represent shareholders’ interests as an independent director and focus on the following:

●	Increasing shareholder value;
●	Improving Enzo’s corporate governance practices;
●	Facilitating improvements to the Company's financial performance;
●	Identifying ways to leverage the Company’s intellectual property portfolio;
●	Facilitating the pursuit of strategic alliance and partnership opportunities; and
●	Strengthening the Company’s analyst and shareholder communications.

I look forward to your support in the upcoming annual meeting of shareholders of Enzo.

Sincerely,

Edward Terino